September 1, 2005

Mail Stop 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment 2 to Registration Statement on Form S-3
	Filed August 18, 2005
	File No. 333-125239

Dear Mr. Jensen:

	We have reviewed your responses to the comments in our letter dated August 5, 2005 and have the following additional comment. Material Transactions With Selling Stockholders, page 16
1. We refer you to comment 1 of our letter dated August 5, 2005. Please expand your disclosure to name Mr. Gonzalez as Escrow Agent and disclose his relationship with Cornell Capital.

* * * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Sara
Kalin, at (202) 551-3454 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director

cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
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Charles T. Jensen
NeoMedia Technologies, Inc.
September __, 2005
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